Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

JOBY AVIATION, JETBLUE AND SIGNATURE ANNOUNCE PATHWAY TO UTILIZATION OF ELECTRIC AND HYDROGEN AVIATION CREDITS

Joby Aviation (“Joby”), a California-based company developing all-electric aircraft for commercial passenger service, today announced it is working with JetBlue Airways (NASDAQ: JBLU “JetBlue”) and Signature Flight Support (“Signature”) to forge a new path toward net-zero emissions in the aviation industry that will incentivize the rapid commercialization of clean propulsion systems.

Joby, JetBlue and Signature are working together to ensure the carbon markets for aviation include the generation of credits for flights powered by green electric and hydrogen propulsion technologies, effectively connecting today’s airlines and operators to the development of sustainable solutions.

Joby is developing an electric vertical take-off and landing (“eVTOL”) aircraft that will quietly transport a pilot and four passengers up to 150 miles while producing zero operating emissions. The company’s aerial ridesharing service, which Joby intends to launch in 2024, will enable revolutionary ways for people to move in and around cities while reducing ground traffic congestion and carbon emissions.

Together, the three partners will work to define the framework for the creation, validation and eventual use of these new credits on aviation carbon markets, including identifying a third party to oversee and validate transactions. The companies expect to confirm further details of the structure later this year.

Sustainable aviation fuel (“SAF”), fuel efficiencies, and out-of-sector investments are the best solutions available today for environmentally-conscious airlines and operators to reduce and offset their emissions. The three companies recognize that operations using electric and hydrogen propulsion technologies are in their nascent stages, but in the near term these operations will begin to reduce emissions in the short-haul category on a per-seat-mile basis.

Electric and hydrogen propulsion technologies will play an increasingly critical role in further driving down the sector’s emissions and the establishment of carbon credits generated by green aviation will create a powerful economic incentive that accelerates the industry’s transition beyond fossil fuels.

“With JetBlue and Signature, we’re opening up an entirely new path for the aviation industry to more quickly move to sustainable energy sources,” said JoeBen Bevirt, founder and CEO of Joby Aviation. “We invite additional partners to join us and hope these agreements will be the first of many that link today’s air travel to the clean future of flight.”

In 2020, JetBlue became the first U.S. airline to achieve carbon neutrality for all of its domestic flights through the purchase of carbon offsets from solar, wind and forestry projects all across the globe.

“This partnership allows JetBlue to not only continue to fulfill our domestic carbon neutrality commitment, but also evolve the type of offsets we purchase and help support the development of electric and hydrogen aviation — critical levers for meeting the U.S. aviation industry’s net-zero goals,” said Sara Bogdan, Head of Sustainability and Environmental Social Governance at JetBlue.

JetBlue continues to invest in Joby’s success through its venture capital subsidiary, JetBlue Technology Ventures.

In 2020, Signature set ambitious carbon reduction targets and was one of the world’s largest purchasers of SAF. The company has invested heavily in eco-friendly facility design, construction, and operations in the last five years.

“Signature has long been the leader in moving the business aviation community towards a sustainable future,” said Tony Lefebvre, CEO at Signature Flight Support.

“Today, we offer our customers the option to offset emissions at airports where SAF isn’t readily available with a book-and-claim model. We’re excited to expand that model through this partnership to include the purchase of electric aviation credits from clean operators like Joby — all while supporting the innovative spirit that brings us closer every day to making flight sustainable for everyone.”

Further information

Why is it important to create a market for electric aviation credits?

The aviation industry accounts for just 3 percent of global greenhouse gas emissions, but is proving one of the most difficult sectors to decarbonize. The maturity of electric and hydrogen propulsion technologies will bolster efforts already underway to use sustainable fuels and out-of-sector investments to reduce the sector’s net emissions.

Carbon markets being established for aviation should include the commercial operations of these new, green aircraft in order to create a direct, in-sector way for today’s environmentally-conscious airlines and operators to offset their emissions from conventionally-powered aircraft and support the green future of flight at the same time.

How are these electric credits created?

Credits are generated by the reduction in emissions achieved by electric- or hydrogen-powered commercial flights in comparison to flights powered by an energy-equivalent amount of conventional jet fuel. Operators such as Joby will conduct an analysis of aircraft energy usage, measure emissions based on the source of the power used by the aircraft and generate credits commensurate with the emissions reduction achieved.

Will these credits be verified or validated in any way?

Electric and hydrogen credits will be traded following similar principles to those used in developing marketplaces for SAF credits. Operators will commit to independent verification of aircraft energy usage and a transparent, verifiable process will be established for all credit transactions.

About Joby Aviation

Joby Aviation is a California-headquartered transportation company developing an all-electric vertical takeoff and landing aircraft which it intends to operate as part of a fast, quiet, and convenient air taxi service beginning in 2024. The aircraft, which can travel up to 150 miles on a single charge, can transport a pilot and four passengers at speeds of up to 200 mph. It is designed to help reduce urban congestion and accelerate the shift to sustainable modes of transit. Founded in 2009, Joby employs more than 700 people, with offices in Santa Cruz, San Carlos, and Marina, California, as well as Washington D.C. and Munich, Germany. To learn more, visit www.jobyaviation.com.

About JetBlue Airways

JetBlue is New York’s Hometown Airline®, and a leading carrier in Boston, Fort Lauderdale-Hollywood, Los Angeles, Orlando and San Juan. JetBlue carries customers across the U.S., Caribbean and Latin America. For more information, visit jetblue.com.

About Signature Flight Support

Signature Flight Support is the world’s largest fixed-base operation (FBO) and distribution network for business aviation services. Signature services include fueling, hangar and office rentals, ground handling, maintenance and a wide range of crew and passenger amenities at strategic domestic and international locations. Headquartered in Orlando, Florida, Signature currently operates at more than 200 locations in the United States, Europe, South America, Africa and Asia. For more information, please visit www.signatureflight.com.

Media Contacts:

For Joby Aviation

Investors:

investors@jobyaviation.com

+1-831-201-6006

Media:

press@jobyaviation.com

For JetBlue Airways:

JetBlue Corporate Communications

Tel: +1.718.709.3089

corpcomm@jetblue.com

For Signature Flight Support:

Matt Carroll

Senior Vice President, Marketing

matthew.carroll@signatureflight.com

Tel: +1 407 206 5212

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.